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VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

RE:	Tumi Holdings, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 13, 2016 (File No. 001-35495)

Dear Mr. Reynolds:

We are writing on behalf of our client, Tumi Holdings, Inc., a Delaware corporation (“Tumi”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 24, 2016 (the “Comment Letter”), relating to the above Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), and to our discussion with Hillary Daniels and Brigitte Lippmann of the Staff on May 24, 2016. Set forth below is Tumi’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold, italicized text and is followed by Tumi’s response. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Proxy Statement.

Background of the Merger, page 24

1.	We reissue comment 1 in our April 20, 2016 letter. We note in your response that Tumi believes that the February 16 – March 3, 2016 negotiation period should be viewed as a distinct negotiation, but that you disclose on page 26 that on November 10, 2015 the Tumi board determined to proceed with negotiations with Samsonite on the basis of the $26.75 per share proposed by Samsonite. Please discuss in this section of the filing the price negotiations during

Division of Corporation Finance

May 25, 2016

the past two years that led the board to accept the final offer of $26.75 per share when it “was aware of the ‘indicative value’ discussed in Samsonite’s May 12, 2015 indication of interest and the ranges discussed in the September 1, 2015 letter from Samsonite,” as stated on page 33. See Item 1005(b) of Regulation M-A.

Tumi believes that it has fully complied with the provisions of Item 14(b)(7) of the proxy rules and Item 1005(b) of the Regulation M-A with respect to past contacts, transactions and negotiations.

In connection with our response on behalf of Tumi, attached as Exhibit A hereto, is a written statement by Tumi acknowledging that:

•	Tumi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Tumi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2526 or my colleague, Timothy M. Fesenmyer, at (212) 735-2854.

Sincerely,

/s/ Thomas H. Kennedy
Thomas H. Kennedy

cc:	Jerome S. Griffith

Peter L. Gray

Tumi Holdings, Inc.

David J. Goldschmidt

Timothy M. Fesenmyer

Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

1001 Durham Avenue
South Plainfield, NJ 07080
T:908.756.4400 | TUMI.com

              May 25, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

RE:	Tumi Holdings, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 13, 2016 (File No. 001-35495)

Dear Mr. Reynolds:

In connection with the letter, dated the date hereof, provided as correspondence via EDGAR on behalf of Tumi Holdings, Inc., a Delaware corporation (“Tumi”), by our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 24, 2016, relating to the above Preliminary Proxy Statement on Schedule 14A, Tumi hereby acknowledges that:

•	Tumi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Tumi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact the undersigned at 908.222.7840 should you require further information or have any questions.

Very truly yours,

Peter L. Gray
Executive Vice President, General Counsel and Secretary